Allianz Life Insurance Company of North America

Stewart Gregg

Senior Securities Counsel

Corporate Legal

5701 Golden Hills Drive

Minneapolis, MN 55416-1297

Telephone: 763-765-2913

Telefax: 763-765-6355

stewart.gregg@allianzlife.com

www.allianzlife.com

April 27, 2014

Securities and Exchange Commission

Division of Investment Management

Insured Investments Office

100 F Street, NE

Washington, D.C. 20549

RE:	Allianz Life Insurance Company of North America
Pre-Effective	Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-195462)
Post-Effective	Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-185864)

Dear Sir/Madam:

Enclosed for filing please find the above referenced Registration Statement Amendment to form S-1 for the above-referenced Registrant. The purpose of this filing is to update certain financial data in the prospectus.

Included with the Registration Statement are letters submitted by the Registrant and Allianz Life Financial Services, LLC, the Registrant’s principal underwriter, requesting acceleration of the effective date of the Registration Statement to May 1, 2014. The Registrant and Allianz Life Financial Services, LLC are aware of their respective obligations under the 1933 Act.

Manually executed signature pages have been executed prior to the time of this electronic filing and will be retained by the Company for five years. Any disclosures and exhibits not filed herewith will be filed by a pre-effective amendment.

The Registrant recognizes that it is responsible for the adequacy and accuracy of disclosures in its Registration Statement. The staff’s review and changes to the Registration Statement based on staff comments do not bar the Commission from taking future action with respect to the filing. In addition, the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing. The Registrant may not use this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws.

Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.

Sincerely,

Allianz Life Insurance Company of North America

By:	/s/ Stewart D. Gregg
Stewart D. Gregg